Leonard E. Neilson
Attorney at Law
8160 South Highland Drive
Suite 104
Sandy, Utah 84093
Phone: (801) 733-0800	Fax: (801) 733-0808

March 29, 2011

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Mark C. Shannon, Branch Chief
100 F Street, NE
Washington, D.C. 20549-7010
Filed Via Edgar

Re:	Trans Energy, Inc.
SEC File No. 000-23530
Response to Comment Letter dated March 10, 2011
Request for extension of time to complete

Dear Mr. Shannon:

Please be informed that this office represents Trans Energy, Inc. (the “Company”).  This letter is being submitted pursuant to my telephone conversation with Jennifer O’Brien of the Commission Staff concerning the Company and the outstanding comment letter from the Commission.

The Company has advised me that management is currently preparing its most recent Form 10-K annual report and is continuing its review of the issues raised in your letter.  However, the Company has not been able to conclude its review in order to make a timely response to the outstanding comments.  The Company will complete and file its current Form 10-K and attempt to finalized its response to your letter as soon as practical.  Because more time will be needed to complete its review, the Company respectfully requests that it be given an additional ten (10) business days in order to finalize and file its response.

If you have any questions or require additional information concerning the Company’s response, please contact me at your convenience.

Sincerely,

/S/ Leonard E. Neilson

Leonard E. Neilson, Attorney At Law, P.C.

:ae
CC: Trans Energy, Inc.